                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                       TTI Team Telecom International Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.5 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M88258104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Kevin Handwerker
                          c/o Neuberger Berman, L.L.C.
                                605 Third Avenue
                               New York, NY 10158
                                 (212) 476-9850
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 March 29, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                              ------------------
CUSIP NO.      M88258104                                      PAGE 2 OF 9 PAGES
--------------------------------                              ------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Neuberger Berman, L.L.C.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   2,953,924
   OWNED BY            ---------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,953,924
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,953,924
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         / /

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            17.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP NO.      M88258104                                      PAGE 3 OF 9 PAGES
--------------------------------                              ------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Neuberger Berman, Inc.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   2,953,924
   OWNED BY            ---------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,953,924
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,953,924
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            17.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                              ------------------
CUSIP NO.      M88258104                                      PAGE 4 OF 9 PAGES
--------------------------------                              ------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LibertyView Special Opportunities Fund, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   1,099,804
   OWNED BY            ---------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,099,804
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,099,804
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP NO.      M88258104                                      PAGE 5 OF 9 PAGES
--------------------------------                              ------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LibertyView Funds, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   1,273,439
   OWNED BY            ---------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,273,439
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,273,439
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

            This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed with respect to the beneficial ownership of Ordinary Shares ("Ordinary Shares") of TTI Team Telecom International Ltd., a company incorporated under the laws of the State of Israel (the "Company"), including through ownership of Series A Preferred Shares of the Company convertible on a one-to-one basis into Ordinary Shares ("Preferred Shares"), to further amend the
Schedule 13D filed on December 30, 2005 (the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 2 shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) are hereby amended and restated by deleting the entirety of the text thereof and replacing it with the following:

(a) & (b) Ownership and power over disposition:

A.  NB LLC

                  (a) Amount beneficially owned: 2,953,924 Shares, consisting of 853,929 Ordinary Shares held by the Funds and 2,099,995 Ordinary Shares issuable upon conversion of the 2,099,995 Preferred Shares held by the Funds.

                  (b) Percent of class: 17.9%. This percentage is based upon a total of 16,509,296 Ordinary Shares, calculated as the sum of (i) 14,409,301 shares of Ordinary Shares issued and outstanding as of March 26, 2006, as reflected in the Company's Annual Report of Foreign Private Issuers on Form 20-F, filed on April 11, 2006 (the "Reported Outstanding Shares"), and (ii) the 2,099,995 Ordinary Shares issuable upon conversion of the Preferred Shares held by the Funds.

                  (c) Number of shares as to which such person has:

                     (i)   Sole power to vote or direct the vote: -0-
                     (ii)  Shared power to vote or direct the vote: 2,953,924
                     (iii) Sole power to dispose or direct the disposition: -0-
                     (iv)  Shared power to dispose or direct the
                           disposition: 2,953,924

B. NB Inc.

                  (a) Amount beneficially owned: 2,953,924 Shares, consisting of 853,929 Ordinary Shares held by the Funds and 2,099,995 Ordinary Shares issuable upon conversion of the 2,099,995 Preferred Shares held by the Funds.

                  (b) Percent of class: 17.9%. This percentage is based upon a total of 16,509,296 Ordinary Shares, calculated as the sum of (i) the Reported Outstanding Shares, and (ii) the 2,099,995 Ordinary Shares issuable upon conversion of the Preferred Shares held by the Funds.

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote: -0-
                      (ii)  Shared power to vote or direct the vote: 2,953,924
                      (iii) Sole power to dispose or direct the disposition: -0-
                      (iv)  Shared power to dispose or direct the
                            disposition: 2,953,924

C.  LV Opportunities

                  (a) Amount beneficially owned: 1,099,804 Shares, consisting of 136,169 Ordinary Shares held by LV Opportunities and 963,635 Ordinary Shares issuable upon conversion of the 963,635 Preferred Shares held by LV Opportunities.

                  (b) Percent of class: 7.2%. This percentage is based upon a total of 15,372,936 Ordinary Shares, calculated as the sum of (i) the Reported Outstanding Shares, and (ii) the 963,635 Ordinary Shares issuable upon conversion of the Preferred Shares held by LV Opportunities.

                  (c) Number of shares as to which such person has:

                     (i)   Sole power to vote or direct the vote: -0-
                     (ii)  Shared power to vote or direct the vote: 1,099,804
                     (iii) Sole power to dispose or direct the disposition: -0-
                     (iv)  Shared power to dispose or direct the
                           disposition: 1,099,804

D.  LV Funds

                  (a) Amount beneficially owned: 1,273,439 Shares, consisting of 364,349 Ordinary Shares held by LV Funds and 909,090 Ordinary Shares issuable upon conversion of the 909,090 Preferred Shares held by LV Funds.

                  (b) Percent of class: 8.3%. This percentage is based upon a total of 15,318,391 Ordinary Shares, calculated as the sum of (i) the Reported Outstanding Shares, and (ii) the 909,090 Ordinary Shares issuable upon conversion of the Preferred Shares held by LV Funds.

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote: -0-
                      (ii)  Shared power to vote or direct the vote: 1,273,439
                      (iii) Sole power to dispose or direct the disposition: -0-
                      (iv)  Shared power to dispose or direct the
                            disposition: 1,273,439

                  (c) Since the filing of Amendment No. 1 to Schedule 13D, the beneficial ownership of Preferred Shares of NB LLC, NB Inc. and LV Opportunities has decreased solely as a result of the conversion of Preferred Shares held by LV Opportunities to Ordinary Shares on a one-to-one basis in accordance with the terms of the Preferred Shares. The transactions in the shares of the Ordinary Shares since the Amendment No. 1 to Schedule 13D that may be deemed to be beneficially owned by a Reporting Person are set forth on Schedule A attached hereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED: May 9, 2006


NEUBERGER BERMAN, L.L.C.


By: /s/ Kevin Handwerker
    --------------------------------
    Name:  Kevin Handwerker
    Title: Chief Administrative Officer and General Counsel


NEUBERGER BERMAN, INC.


By: /s/ Kevin Handwerker
    --------------------------------
    Name:  Kevin Handwerker
    Title: Chief Administrative Officer and General Counsel


NEUBERGER BERMAN, L.L.C, on behalf of, and as investment advisor to, (i) LibertyView Special Opportunities Fund, L.P., and (ii) LibertyView Funds, L.P.


By: /s/ Kevin Handwerker
    --------------------------------
    Name:  Kevin Handwerker
    Title: Chief Administrative Officer and General Counsel








               [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D
              WITH RESPECT TO TTI TEAM TELECOM INTERNATIONAL LTD.]

                                   SCHEDULE A


      TRANSACTIONS BY THE FUNDS (OTHER THAN LV OPPORTUNITIES AND LV FUNDS)
                  SINCE THE MOST RECENT FILING ON SCHEDULE 13D

---------------------------------------------------------------------------------------------------------------
      DATE          SECURITY      AMOUNT OF SHARES BOUGHT      AMOUNT OF SHARES SOLD        PRICE PER SHARE
---------------------------------------------------------------------------------------------------------------
   3/13/2006        Ordinary                                            3,150                     4.27
---------------------------------------------------------------------------------------------------------------
   3/13/2006        Ordinary                                            1,576                     4.29
---------------------------------------------------------------------------------------------------------------
   3/14/2006        Ordinary                                             800                      4.25
---------------------------------------------------------------------------------------------------------------
   3/15/2006        Ordinary                                            1,800                     4.24
---------------------------------------------------------------------------------------------------------------
   3/16/2006        Ordinary                                             420                      4.16
---------------------------------------------------------------------------------------------------------------
   3/17/2006        Ordinary                                             300                      4.20
---------------------------------------------------------------------------------------------------------------
   3/27/2006        Ordinary                                           10,633                     4.26
---------------------------------------------------------------------------------------------------------------
   3/28/2006        Ordinary                                            2,750                     4.28
---------------------------------------------------------------------------------------------------------------
   3/28/2006        Ordinary                                            1,375                     4.28
---------------------------------------------------------------------------------------------------------------
   3/28/2006        Ordinary                                             110                      4.29
---------------------------------------------------------------------------------------------------------------
   3/29/2006        Ordinary                                            6,380                     4.32
---------------------------------------------------------------------------------------------------------------
   3/29/2006        Ordinary                                           10,027                     4.32
---------------------------------------------------------------------------------------------------------------
   3/30/2006        Ordinary                                            3,630                     4.39
---------------------------------------------------------------------------------------------------------------
   3/30/2006        Ordinary                                            1,375                     4.40
---------------------------------------------------------------------------------------------------------------
   3/31/2006        Ordinary                                            4,120                     4.38
---------------------------------------------------------------------------------------------------------------
   3/31/2006        Ordinary                                            2,970                     4.39
---------------------------------------------------------------------------------------------------------------
    4/3/2006        Ordinary                                            5,942                     4.40
---------------------------------------------------------------------------------------------------------------
    4/4/2006        Ordinary                                            2,750                     4.43
---------------------------------------------------------------------------------------------------------------
    4/4/2006        Ordinary                                            3,960                     4.44
---------------------------------------------------------------------------------------------------------------
    4/5/2006        Ordinary                                            1,760                     4.43
---------------------------------------------------------------------------------------------------------------
    4/5/2006        Ordinary                                             793                      4.48
---------------------------------------------------------------------------------------------------------------
    4/6/2006        Ordinary                                            6,215                     4.57
---------------------------------------------------------------------------------------------------------------
    4/6/2006        Ordinary                                            5,445                     4.58
---------------------------------------------------------------------------------------------------------------
    4/7/2006        Ordinary                                            2,035                     4.69
---------------------------------------------------------------------------------------------------------------
    4/7/2006        Ordinary                                            3,630                     4.69
---------------------------------------------------------------------------------------------------------------
    4/7/2006        Ordinary                                            4,730                     4.70
---------------------------------------------------------------------------------------------------------------
   4/10/2006        Ordinary                                           51,645                     4.89
---------------------------------------------------------------------------------------------------------------
   4/10/2006        Ordinary                                           22,000                     4.93
---------------------------------------------------------------------------------------------------------------
   4/11/2006        Ordinary                                             990                      4.87
---------------------------------------------------------------------------------------------------------------
   4/12/2006        Ordinary                                             50                       4.87
---------------------------------------------------------------------------------------------------------------
   4/12/2006        Ordinary                                             500                      4.87
---------------------------------------------------------------------------------------------------------------
   4/13/2006        Ordinary                                            2,281                     4.87
---------------------------------------------------------------------------------------------------------------
   4/18/2006        Ordinary                                             800                      4.95
---------------------------------------------------------------------------------------------------------------

  TRANSACTIONS BY LV OPPORTUNITIES SINCE THE MOST RECENT FILING ON SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------
   TRADE DATE      SECURITY      AMOUNT OF SHARES BOUGHT       AMOUNT OF SHARES SOLD      PRICE PER SHARE
-----------------------------------------------------------------------------------------------------------
   3/13/2006       Ordinary                                            7,875                   4.27
-----------------------------------------------------------------------------------------------------------
   3/13/2006       Ordinary                                            3,939                   4.29
-----------------------------------------------------------------------------------------------------------
   3/14/2006       Ordinary                                            2,000                   4.25
-----------------------------------------------------------------------------------------------------------
   3/15/2006       Ordinary                                            4,500                   4.24
-----------------------------------------------------------------------------------------------------------
   3/16/2006       Ordinary                                            1,050                   4.16
-----------------------------------------------------------------------------------------------------------
   3/17/2006       Ordinary                                             750                    4.20
-----------------------------------------------------------------------------------------------------------
   3/17/2006       Ordinary                                            1,800                   4.22
-----------------------------------------------------------------------------------------------------------
   3/20/2006       Ordinary                                            1,500                   4.21
-----------------------------------------------------------------------------------------------------------
   3/21/2006       Ordinary                                            2,169                   4.23
-----------------------------------------------------------------------------------------------------------
   3/24/2006       Ordinary                                            7,100                   4.23
-----------------------------------------------------------------------------------------------------------
   3/27/2006       Ordinary                                           10,000                   4.25
-----------------------------------------------------------------------------------------------------------
   3/27/2006       Ordinary                                           25,000                   4.27
-----------------------------------------------------------------------------------------------------------
   3/28/2006       Ordinary                                            5,000                   4.28
-----------------------------------------------------------------------------------------------------------
   3/28/2006       Ordinary                                            2,500                   4.28
-----------------------------------------------------------------------------------------------------------
   3/28/2006       Ordinary                                             600                    4.29
-----------------------------------------------------------------------------------------------------------
   3/29/2006       Ordinary                                            4,000                   4.32
-----------------------------------------------------------------------------------------------------------
   3/29/2006       Ordinary                                           14,900                   4.33
-----------------------------------------------------------------------------------------------------------
   3/30/2006       Ordinary                                            2,500                   4.39
-----------------------------------------------------------------------------------------------------------
   3/30/2006       Ordinary                                            1,450                   4.40
-----------------------------------------------------------------------------------------------------------
   3/31/2006       Ordinary                                            6,800                   4.38
-----------------------------------------------------------------------------------------------------------
   3/31/2006       Ordinary                                            2,600                   4.39
-----------------------------------------------------------------------------------------------------------
    4/3/2006       Ordinary                                            2,495                   4.39
-----------------------------------------------------------------------------------------------------------
    4/4/2006       Ordinary                                            3,500                   4.44
-----------------------------------------------------------------------------------------------------------
    4/5/2006       Ordinary                                             500                    4.43
-----------------------------------------------------------------------------------------------------------
    4/5/2006       Ordinary                                             400                    4.48
-----------------------------------------------------------------------------------------------------------
    4/6/2006       Ordinary                                           11,200                   4.57
-----------------------------------------------------------------------------------------------------------
    4/6/2006       Ordinary                                            7,200                   4.60
-----------------------------------------------------------------------------------------------------------
    4/7/2006       Ordinary                                            3,000                   4.71
-----------------------------------------------------------------------------------------------------------
    4/7/2006       Ordinary                                           10,600                   4.71
-----------------------------------------------------------------------------------------------------------
   4/10/2006       Ordinary                                           33,100                   4.89
-----------------------------------------------------------------------------------------------------------
   4/10/2006       Ordinary                                           25,000                   4.92
-----------------------------------------------------------------------------------------------------------
   4/11/2006       Ordinary                                           130,545                  4.51
-----------------------------------------------------------------------------------------------------------
   4/11/2006       Ordinary                                            1,300                   4.86
-----------------------------------------------------------------------------------------------------------
   4/19/2006       Ordinary                                            1,500                   4.82
-----------------------------------------------------------------------------------------------------------
   4/20/2006       Ordinary                                            1,400                   4.75
-----------------------------------------------------------------------------------------------------------
   4/21/2006       Ordinary                                             102                    4.80
-----------------------------------------------------------------------------------------------------------
   4/25/2006       Ordinary                                             84                     4.77
-----------------------------------------------------------------------------------------------------------

      TRANSACTIONS BY LV FUNDS SINCE THE MOST RECENT FILING ON SCHEDULE 13D

----------------------------------------------------------------------------------------------------------
   TRADE DATE      SECURITY     AMOUNT OF SHARES BOUGHT       AMOUNT OF SHARES SOLD      PRICE PER SHARE
----------------------------------------------------------------------------------------------------------
   3/13/2006       Ordinary                                           4,725                   4.27
----------------------------------------------------------------------------------------------------------
   3/13/2006       Ordinary                                           2,364                   4.29
----------------------------------------------------------------------------------------------------------
   3/14/2006       Ordinary                                           1,200                   4.25
----------------------------------------------------------------------------------------------------------
   3/15/2006       Ordinary                                           2,700                   4.24
----------------------------------------------------------------------------------------------------------
   3/16/2006       Ordinary                                            630                    4.16
----------------------------------------------------------------------------------------------------------
   3/17/2006       Ordinary                                            450                    4.20
----------------------------------------------------------------------------------------------------------
   3/27/2006       Ordinary                                          11,067                   4.26
----------------------------------------------------------------------------------------------------------
   3/28/2006       Ordinary                                           2,250                   4.28
----------------------------------------------------------------------------------------------------------
   3/28/2006       Ordinary                                           1,125                   4.28
----------------------------------------------------------------------------------------------------------
   3/28/2006       Ordinary                                            90                     4.29
----------------------------------------------------------------------------------------------------------
   3/29/2006       Ordinary                                           5,220                   4.32
----------------------------------------------------------------------------------------------------------
   3/29/2006       Ordinary                                           8,203                   4.32
----------------------------------------------------------------------------------------------------------
   3/30/2006       Ordinary                                           2,970                   4.39
----------------------------------------------------------------------------------------------------------
   3/30/2006       Ordinary                                           1,125                   4.40
----------------------------------------------------------------------------------------------------------
   3/31/2006       Ordinary                                           3,370                   4.38
----------------------------------------------------------------------------------------------------------
   3/31/2006       Ordinary                                           2,430                   4.39
----------------------------------------------------------------------------------------------------------
    4/3/2006       Ordinary                                           4,863                   4.40
----------------------------------------------------------------------------------------------------------
    4/4/2006       Ordinary                                           2,250                   4.43
----------------------------------------------------------------------------------------------------------
    4/4/2006       Ordinary                                           3,240                   4.44
----------------------------------------------------------------------------------------------------------
    4/5/2006       Ordinary                                           1,440                   4.43
----------------------------------------------------------------------------------------------------------
    4/5/2006       Ordinary                                            649                    4.48
----------------------------------------------------------------------------------------------------------
    4/6/2006       Ordinary                                           5,085                   4.57
----------------------------------------------------------------------------------------------------------
    4/6/2006       Ordinary                                           4,455                   4.58
----------------------------------------------------------------------------------------------------------
    4/7/2006       Ordinary                                           1,665                   4.69
----------------------------------------------------------------------------------------------------------
    4/7/2006       Ordinary                                           2,970                   4.69
----------------------------------------------------------------------------------------------------------
    4/7/2006       Ordinary                                           3,870                   4.70
----------------------------------------------------------------------------------------------------------
   4/10/2006       Ordinary                                          42,255                   4.89
----------------------------------------------------------------------------------------------------------
   4/10/2006       Ordinary                                          18,000                   4.93
----------------------------------------------------------------------------------------------------------
   4/11/2006       Ordinary                                            810                    4.87
----------------------------------------------------------------------------------------------------------
   4/12/2006       Ordinary                                            450                    4.87
----------------------------------------------------------------------------------------------------------
   4/13/2006       Ordinary                                           1,869                   4.87
----------------------------------------------------------------------------------------------------------
   4/18/2006       Ordinary                                            654                    4.95
----------------------------------------------------------------------------------------------------------

                                       3